                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended:     November 30, 1999
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ............................

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I.  Registrant Information
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         Full Name of Registrant:           York Research Corporation
         Former Name if Applicable:
                        280 Park Avenue, Suite 2700 West
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         Address of principal executive office (Street and number)
                            New York, New York 10017
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         City, State and Zip Code
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Part II.  Rule 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

[  ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.
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Part III.  Narrative


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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)
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Part IV.  Other Information

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(1) Name and telephone number of person to contact in regard to this notification

                  Michael Trachtenberg         (212)            557-6200
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                           (Name)              (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            York Research Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14, 2000               By /S/ Michael Trachtenberg
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                                       Michael Trachtenberg, EVP and
                                       Chief Accounting and Financial Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Part IV (3)



         The net loss for the nine months ended November 30, 1999 was $4,602,005 or $(.30) per diluted share. The net loss for the nine months ended November 30, 1998 was $6,258,247 or $(.42) per diluted share.

         The net loss for the three months ended November 30, 1999 was $520,605 or $(.03) per diluted share. The net loss for the three months ended November 30, 1998 was $1,535,193 or $(.11) per diluted share.